 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated November 2, 2016, announcing that the Company has agreed to purchase the 50% of the joint venture it does not own in the VLCC V. K. Eddie.

The information contained in this Report on Form 6-K, except for the commentary of the Company's Chief Financial Officer contained in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-210849) that was filed with the U.S. Securities and Exchange Commission effective April 21, 2016.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: November 2, 2016

	By:	/s/ Hugo De Stoop
Hugo De Stoop
Chief Financial Officer

                                                                                                                           EXHIBIT 99.1

EURONAV BUYS OUT JOINT VENTURE
PARTNER FOR FULL CONTROL OF VLCC
V.K. EDDIE

ANTWERP, Belgium, 2 November 2016 – Euronav NV (NYSE: EURN & Euronext: EURN) ("Euronav" or the "Company") announces today that it has agreed to purchase the 50% of the joint venture it does not own in the VLCC V.K. Eddie (2005 – 305,261 dwt).  Euronav will buy the vessel from the joint venture company at a price of USD 39 million and will receive back 50% of the proceeds. Our joint venture partner, Oak Maritime (Canada) Inc., has agreed for delivery of the Daewoo-built vessel to our full control in mid-November.

Hugo De Stoop, CFO, said: "This is a logical move for both parties. It permits Euronav to further simplify our financial and operating structure. In addition, it reiterates our positive view on the medium-term outlook for the tanker sector by actively increasing our capacity at what, we believe, are attractive asset prices."

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Contact:
Mr. Brian Gallagher – Euronav Investor Relations
Tel: +44 20 7870 0436
Email: IR@euronav.com
Announcement of fourth quarter results 2016: Thursday, 26 January 2017

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav's owned and operated fleet consists of 56 double hulled vessels being 1 V-Plus vessel, 29 VLCCs (of which 1 in 50%-50% joint venture), two VLCCs under construction which were recently acquired as resales of existing newbuilding contracts, 20 Suezmaxes, two Suezmaxes under construction and two FSO vessels (both owned in 50%-50% joint venture). The Company's vessels mainly fly Belgian, Greek, French and Marshall Island flags.

Regulated information within the meaning of the Royal Decree of 14 November 2007.